

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 18, 2007

Mr. Curtis M. Stevens
Chief Financial Officer, Louisiana-Pacific Corporation
414 Union Street
Nashville, TN 37219

Re: **Louisiana-Pacific Corp**
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-7107

Dear Mr. Stevens:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Errol Sanderson, Financial Analyst at (202) 551-3746, Pam Long, Assistant Director at (202) 551-3765 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief